Supplement dated January 16, 2008 relating to Registration Statement No. 333-131266 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS

Supplement dated January 16, 2008 to:

•	Amendment No. 2 dated October 24, 2007 to Prospectus Supplement for Performance Leveraged Upside Securities,
•	Amendment No. 1 dated July 25, 2007 to Prospectus Supplement for Leveraged Index Linked Securities and
•	Prospectus Supplement for Review Notes dated December 7, 2006

Morgan Stanley will, and other of its affiliates may, use this Supplement and one of the above prospectus supplements (each a “Product Supplement”) together with any free writing prospectus or pricing supplement in connection with offerings of, or market-making transactions in, certain senior securities of Morgan Stanley offered as part of our Series F medium-term notes (the “Covered Securities”) that will be issued, or were originally issued, under one of the above Product Supplements or an earlier version of one of the Product Supplements.

When any Product Supplement is used in connection with offerings or market-making transactions involving a Covered Security, you should take into account the additional tax disclosure described below.  You should read the applicable Product Supplement as supplemented by this Supplement, together with any related free writing prospectus or pricing supplement, which describe the specific terms of the Covered Securities.

Additional Tax Disclosure

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments (such as the Covered Securities).  The notice focuses in particular on whether to require holders of such instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the Covered Securities, possibly on a retroactive basis.  Notwithstanding the foregoing, absent a change of law or any formal or informal guidance by the Treasury Department or IRS, we continue to believe that, under current law, the tax consequences of owning the Covered Securities should be as stated in the applicable Product Supplement and related free writing prospectus or pricing supplement for the Covered Securities.  Both U.S. and non-U.S. persons considering an investment in the Covered Securities should consult their tax advisers regarding the notice and its potential implications for an investment in the Covered Securities.